12014898

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67341

SEC Mail Processing Section RECEIVED FEB 29 2012 WASH., DC 110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

MEI NEW YORK INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 BROADWAY, SUITE 1303
(No. And Street)

NEW YORK,	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN DUNN — (646) 344-8990
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEPHEN DUNN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEI NEW YORK INC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACQUELINE ARIAS
NOTARY PUBLIC, State of New York
No. 01AR6198551
Qualified in Bronx County
Commission Expires 12/29/2012

Signature

MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEI NEW YORK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

MEI NEW YORK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

PUBLIC

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
MEI New York, Inc.:

We have audited the accompanying statement of financial condition of MEI New York, Inc. (the "Company"), as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MEI New York, Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 15, 2012

MEI NEW YORK, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	65,468
Prepaid expenses		3,702
TOTAL ASSETS	$	69,170

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	12,000
Due to affiliate		2,254
Total Liabilities		14,254
Shareholder's Equity:		
Common Stock, $1 Par Value, 100 Shares Authorized, 10 Shares Issued and Outstanding		10
Additional Paid in Capital		253,037
(Accumulated deficit)		(198,131)
Total Shareholder's Equity		54,916
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	69,170

The accompanying notes are an integral part of this financial statement.

MEI NEW YORK, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2011

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

MEI New York, Inc., (the "Company"), was incorporated in Delaware in February 2006 and is a registered broker-dealer. Enlace USA, Inc., (the "Parent") owns 100% of the Company's common stock. The Company is subject to regulation by the Unites States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company operates principally under a clearance agreement with another broker, whereby the Company is engaged in trading securities on behalf of the Company's clients. In addition, the Company will provide private placement services to its clients in connection with various financing transactions

The Company files a consolidated tax return with its Parent. Any net operating losses have been utilized by its Parent.

Fair Value of Financial Instruments

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) bears no material effect on the financial statements as presented.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with a related company affiliated with the Company's Parent. The agreement provides that the affiliate shall pay for the following expenses: salaries and benefits, occupancy, office and marketing expenses and to allocate them to the Company. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses. Pursuant to the agreement, such allocation is deemed a capital contribution by the Parent. For the year ended December 31, 2011, expenses under the administrative services agreement amounted to $20,204.

The Company shares office space with its affiliate and occupancy charges are included in the administrative services agreement.

The affiliate intends to provide the Company with sufficient working capital to meet operations and minimum net capital requirements.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $51,214 which was $46,214 in excess of its required net capital of $5,000.

NOTE 4. USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amount of revenues and expenses during the reporting period. Actual results could differ from those assumptions and estimates.

NOTE 5. SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.